THIRD AMENDMENT TO AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT

     This Third Amendment to Amended and Restated Loan and Security Agreement is made to that certain Amended and Restated Loan and Security Agreement entered into on October 1, 1994 ("Agreement") by and between GEHL COMPANY, and its subsidiaries/divisions including but not limited to Hedlund Martin, Inc., and Gehl Power Products, Inc. (collectively and individually "Gehl Company"), DEUTSCHE FINANCIAL SERVICES CORPORATION, f/k/a ITT Commercial Finance Corp., ("DFS") and DEUTSCHE FINANCIAL SERVICES CANADA CORPORATION, successor in interest to ITT Commercial Finance, a Division of ITT Industries of Canada Ltd., (Deutsche Financial Services Corporation and Deutsche Financial Services Canada Corporation are individually and collectively referred to as "DFS").

     FOR GOOD AND VALUABLE CONSIDERATION RECEIVED, Gehl Company and DFS agree to amend the Agreement as follows:

     1. The definition of "Banker's Acceptance Rate" in Section 1.1 of the Agreement is deleted in its entirety and restated to read as follows:

          "Bankers' Acceptance Rate" shall mean, for Canadian Loans, for any calendar week commencing on Tuesday of such week, the average rate for one month Canadian dollar bankers' acceptances as of 10:00 a.m. Toronto time on (a) the Monday immediately preceding, or (b) if any such Monday is not a business day, then on the business day immediately preceding such Monday, as reported on the Reuters Screen CDOR (Canadian Deposit Offered Rate), the TelerateScreen 3197 or on the Bloomberg ticker symbol CDOR01.

     2. The first sentence of Section 2.1(a) of the Agreement is hereby deleted in its entirety and restated to read as follows:

          (a) "Maximum Line of Credit": In consideration of Gehl Company's performance of its Obligations and subject to Sections 3 and 4, DFS grants to Gehl Company separate lines of credit of (i) SIXTY-NINE MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS ($69,500,000.00 U.S.) (the "U.S. Line"), and (ii) that fluctuating amount of Canadian Dollars which, from day-to-day, shall equal, based on the daily noon spot exchange rate of the Royal Bank of Canada (the "Exchange Rate") FIVE MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS ($5,500,000.00 U.S.) (the "Canadian Line") for the period commencing on the execution of this Agreement until December 31, 1998.

     3. All other terms as they appear in the Agreement, to the extent not inconsistent with the foregoing, are ratified and remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Third Amendment to Amended and Restated Loan and Security Agreement as of this 15th day of July, 1996.

GEHL COMPANY                       HEDLUND MARTIN, INC.

By:  s/s K.F. Kaplan               By:  s/s K.F. Kaplan
Title: Vice President              Title: Treasurer

By:  s/s M.J. Mulcahy              By:  s/s M.J. Mulcahy
Title: Secretary                   Title: Secretary

GEHL POWER PRODUCTS, INC.          DEUTSCHE FINANCIAL SERVICES CORPORATION

By:  s/s K.F. Kaplan               By:  s/s J.J. Jones
Title: Treasurer                   Title: Regional Vice President

By:  s/s M.J. Mulcahy              DEUTSCHE FINANCIAL SERVICES
Title: Secretary                   A division of Deutsche Bank Canada
                                   (successor-in-interest to ITT Commercial
                                   Finance, a division of ITT Industries of
                                   Canada Ltd.)

                                   By:  s/s Bill Blight
                                   Title: Vice President

                                   By:  s/s Joe Conte
                                   Title: Vice President